16003770

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC Mail Processing Section
FEB 26 2016
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELISSA M. PATTERSON, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 16, 2016

Notary Public

Signature

EVP, CAO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Statement of Financial Condition and Notes

For the year ended December 31, 2015

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Janney Montgomery Scott LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2016

Janney Montgomery Scott LLC
Statement of Financial Condition
December 31, 2015

Assets:		
Cash and cash equivalents	$	5,016,049
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		2,314,317,367
Securities failed to deliver		4,260,215
Clearing organizations		95,235,842
Receivable from customers (net of allowance for doubtful accounts of $264,931)		287,589,876
Receivable from non-customer		63,453
Securities owned, at fair value		288,217,157
Investments in partnerships, at fair value		6,642,798
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $65,743,888 and grant contra assets of $7,731,591)		31,886,752
Intangible assets (net of accumulated amortization of $8,338,000)		362,000
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		100,761,454
Employee loans and advances (net of allowance for doubtful accounts of $76,734)		138,083,243
Deferred tax asset, net		48,647,684
Mutual fund commissions receivable		6,451,814
Deposits with clearing organizations and others		14,501,685
Other assets		28,524,888
Total assets	$	3,420,163,853
Liabilities and equity:		
Short-term bank loans	$	214,966,054
Payable to brokers, dealers and clearing organizations:		
Securities loaned		2,268,973,316
Clearing organizations		10,093,167
Securities failed to receive		3,226,655
Payable to customers		127,620,992
Securities sold, not yet purchased, at fair value		164,608,836
Deferred rent payable		22,942,467
Accrued compensation		157,964,292
Accounts payable and accrued liabilities		46,231,824
Total liabilities		3,016,627,603
Liabilities subordinated to the claims of general creditors		205,000,000
Member's equity		198,465,518
Accumulated other comprehensive income		70,732
Total liabilities and equity	$	3,420,163,853

See accompanying notes

Janney Montgomery Scott LLC
Notes to Statement of Financial Condition
December 31, 2015

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission ("SEC"), a registered introducing broker with the U.S. Commodities and Futures Trading Commission ("CFTC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Industry Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity, and fixed income capital markets. The Company is a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. At December 31, 2015 the Company held $110,000 of cash equivalents.

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. At December 31, 2015 the Company did not have any cash segregated in a special reserve account for the benefit of customers.

Securities Transactions

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Statement of Financial Condition. The Company reserves for doubtful accounts when the customer receivable becomes partially unsecured.

2. Summary of Significant Accounting Policies (continued)

Securities owned, at fair value and securities sold, not yet purchased, at fair value are valued at quoted market prices except for certain fixed income instruments whose fair value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit 102% of the contract value with cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral of 102% of the contract value in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with ASC 820, *"Fair Value Measurement and Disclosures"*. ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, and municipal debt securities.

2. Summary of Significant Accounting Policies (continued)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, investments in partnerships, and certain equity and fixed income securities not actively traded.

Valuation Techniques

The Company generally utilizes third-party pricing services to value investment securities. The Company reviews the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on third-party market data. As a result of the review, the Company may occasionally adjust certain values provided by the third-party pricing service when the adjusted price most appropriately reflects the fair value of the particular security.

Equity securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All Equity securities which not actively traded and valued with unobservable inputs are classified as Level 3.

Corporate obligations – Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

Government obligations – The fair value of government obligations are generally based on quoted prices in active markets and are classified as Level 1. If quoted prices are not available, the fair value is based on observable market data and is therefore classified as Level 2 securities.

Municipal obligations – Municipal obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the validation to management's observations of those inputs in the market.

Investments in partnerships – Fair value of investments in the partnerships is based on unobservable market inputs based on discussions with the partnerships' management and market comparables. Investments in partnerships are categorized as Level 3 securities.

2. Summary of Significant Accounting Policies (continued)

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Employee loans of $138,083,243 are net of reserve for uncollectible amounts of $76,734 and the corresponding accrued bonuses of $13,981,272 are reflected in accrued compensation in the Statement of Financial Condition.

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a benefits for loss basis and makes the required tax payments to the Member.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *"Income Taxes"*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a disregarded entity for federal tax purposes, has limited state income tax liability.

Investments in Partnerships

The Company invests in limited partnerships and limited liability companies which, in accordance with ASC 810, *"Consolidation Topic"*, do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a material interest requires judgment based on all relevant facts and circumstances, including the following: (1) our risk of loss is limited to our investment in the LPs, and (2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and March 2006 for the purpose of investing in start-up entities with the goal of capital appreciation.

2. Summary of Significant Accounting Policies (continued)

These investments are recorded at fair value and valued based on the current quarter-end portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the fourth quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2015. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had an active market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over three to seven years. As of December 31, 2015 furniture and equipment and leasehold improvements are $54,039,639 and $51,322,592, respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $41,474,156 and $24,269,732, respectively. Also included in furniture, equipment, and leasehold improvements are the grant contra assets and relative accumulated depreciation of $10,510,000 and $2,778,409, respectively. Please see Grant Agreement note below.

Grant Agreement

In 2012 the Company received grants from the Commonwealth of Pennsylvania under the Redevelopment Authority Capital Program ("RACP") and Opportunity Grant Program. The grants allow for reimbursement of eligible capital expenditures after demonstrating compliance with special conditions of the program, which include, but are not limited to, requesting bids, usage of domestic steel in manufacturing, providing union payrolls, etc. Under the Opportunity Grant Program the Grant was awarded based on the Company meeting certain future contingencies which include headcount growth, minimum private investment, and the Company remaining at the project site for a minimum of five years. The State retains the right to pursue repayment of the grants, or withhold reimbursement of funds if the special conditions are not met. As of December 31, 2015, the Company has accrued $490,000 as repayment to the Commonwealth of Pennsylvania for not complying with certain special conditions, which is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

The Company is following the guidance from International Accounting Standard ("IAS") No. 20, "*Accounting for Government Grants and Disclosure of Government Assistance*" to account for the grant funds. The funds received from the grant are recorded to the Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as contra assets, so that they are matched on the Statement of Financial Condition as an offset to the specific assets for which the Company received reimbursement. As of December 31, 2015, the Company had $7,731,591 in deferred grant revenue recorded as contra assets in the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company maintains a deferred award program for its financial advisors in which awards are granted based on prior year gross production as discussed more fully in Footnote 12. These awards cliff vest over five or seven year periods. Financial advisors must be present at the time of vesting to be paid the award. The Company allows the financial advisors to select from a menu of investment options upon which the applicable cumulative investment gains or losses will be paid at the time of full vesting. Beginning with the award granted in 2013, the Company, in order to hedge it's market risk associated with these elections, uses a total return swap designated as a cash flow hedge under ASC 815, *"Derivatives and Hedging"* in order to provide the market returns and match the appropriate gains/losses on the hedge to the associated compensation liability. Net cash settlements are passed between the parties on a monthly basis and then reestablished each month based on the current market value and any cumulative changes in the underlying elections by the financial advisors. Cash collateral is posted throughout the month on any market movements in excess of $250,000. As of December 31, 2015 the Company had $1,460,000 held as collateral, which was recorded in other assets on the Statement of Financial Condition. The maximum length of time which the Company is hedging its exposure to the variability in future cash flows is seven years.

At inception, the Company determined that the total return swap met the criteria for hedge accounting. Ongoing effectiveness evaluations are made for the total return swap that is designated and qualifying as a hedge.

The Company enters into US Treasury bond and note futures contracts as part of its fixed income business, to manage interest rate risk associated with its municipal bond inventory. These positions are executed directly with another financial institution, which requires the Company to maintain a minimum margin with the institution. Variation margin and intra-day margin may also be required if the market moves against the underlying positions. As of December 31, 2015 the Company had excess margin of $1,077,996 held at the counterparty, which was recorded in other assets on the Statement of Financial Condition.

The following table provides the notional value and fair value of the Company's derivative instruments as of December 31, 2015:

	Number of Contracts	Notional Value		Statement of Financial Condition	Receiavble/(Payable) Fair Value	
Derivatives designated as hedging instruments:						
Total return swap	3	$	39,102,328	Other assets	$	(928,736)
Derivatives not designated as hedging instruments:						
Treasury futures	2	$	46,988,867	Other assets	$	1,670,573

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a further discussion on the Company's policies regarding this hierarchy. The Company had no significant transfers of financial instruments between Levels during the fiscal year ended December 31, 2015.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2015:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Assets				
Securities owned, at fair value				
Equities, ETFs, & options	$ 1,771,785	$ -	$ 74,472	$ 1,846,257
Preferred stock	-	19,598,035	2,080	19,600,115
Auction rates	-	-	218,500	218,500
Corporate bonds	-	68,609,626	8,969	68,618,595
Municipal bonds	-	78,842,082	5,569	78,847,651
Government & agency obligations	-	119,086,039	-	119,086,039
Total securities owned, at fair value	1,771,785	286,135,782	309,590	288,217,157
Investments in partnerships				
Investment in partnerships	-	-	6,642,798	6,642,798
Total investments in partnerships	-	-	6,642,798	6,642,798
Total assets measured, at fair value, on a recurring basis	**$ 1,771,785**	**$ 286,135,782**	**$ 6,952,388**	**$ 294,859,955**

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Liabilities				
Securities sold, but not yet purchased, at fair value:				
Equities, ETFs, & options	$ (3,671,987)	$ -	$ -	$ (3,671,987)
Preferred stock	-	(2,425,957)	-	(2,425,957)
Corporate bonds	-	(29,481,575)	-	(29,481,575)
Municipal bonds	-	(767,088)	-	(767,088)
Government & agency obligations	-	(128,262,229)	-	(128,262,229)
Total securities sold, but not yet purchased, at fair value	**$ (3,671,987)**	**$ (160,936,849)**	**$ -**	**$ (164,608,836)**

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2015:

	Equities, ETFs, & options	Preferred stock	Auction rates	Corporate bonds	Municipal bonds	Investment in partnerships	Totals
Balance, beginning of period	$ 36,985	$ 2,342	$ 221,125	$ 918,572	$ 9,404	$ 6,915,221	$ 8,103,649
Unrealized gains (losses)	4,241	30	(2,625)	(1,165)	(3,974)	(339,923)	(343,416)
Realized gains (losses)	16,685	-	-	-	-	-	16,685
Purchases	17,891	4	-	353	139	67,500	85,887
Sales	(1,330)	(296)	-	(908,791)	-	-	(910,417)
Issuances	-	-	-	-	-	-	-
Settlements	-	-	-	-	-	-	-
Transfers in to level 3	-	-	-	-	-	-	-
Balance, end of period	$ 74,472	$ 2,080	$ 218,500	$ 8,969	$ 5,569	$ 6,642,798	$ 6,952,388

The Company's policy is that the end of each reporting period determines when transfers of assets between levels are recognized. There were no transfers between Level 1, Level 2, or Level 3 for the twelve months ending December 31, 2015.

The following table represents quantitative information about significant Level 3 fair value measurements:

Level 3 financial instrument	Fair value at December 31, 2015	Valuation techniques	Unobservable input	Range (weighted average)
Auction rates	$ 218,500	Recent Trades	Observed trades of other comparable securities	100% of par (100%)
Investment in partnerships	6,642,798	Market comparables	Multiple of Revenue	2.0 (2.0)
			EBITA Multiple	7.0 (7.0)

The following represent financial instruments which are not carried at fair value on the Statement of Financial Condition:

Short-term financial instruments: The carrying amount of short-term financial instruments, including cash & cash equivalents, segregated cash, and short-term bank loans are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature. These instruments have no stated maturity and carry interest rates that approximate fair value.

Receivable and other assets: Receivables from customers, broker-dealers, and other operating receivables are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature.

COLI: These financial instruments are carried at cash surrender value of the policies which approximate fair value.

Employee loans and advances: These financial instruments have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. The Company estimated fair value based on estimated future cash flows and estimated discount rates.

Payables: Payable to customers, broker-dealers, and other payables are recorded at book value, which approximates the fair value of these instruments due to their relatively short nature.

3. Fair Value Measurements (continued)

Liabilities subordinated to the claims of general creditors: These financial instruments have a stated maturity with a fixed interest rate. The Company estimated fair value based on estimated future cash flows and estimated discount rates.

The following table presents the estimated fair values of financial instruments not measured at fair value on the Statement of Financial Condition as of December 31, 2015:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Carrying amount
Financial Assets				
Cash & cash equivalents	$ 5,016,049	$ -	$ -	$ 5,016,049
Receivable from customers	-	-	287,589,876	287,589,876
Receivable from non-customers	-	-	63,453	63,453
COLI	-	100,761,454	-	100,761,454
Receivable from broker dealers & clearing orgs.	-	2,413,813,424	-	2,413,813,424
Other receivables	-	-	98,126,071	98,126,071
Employee loans & advances	-	-	130,636,124	138,083,243
Financial Liabilities				
Short term bank loans	-	214,966,054	-	214,966,054
Payable to brokers dealers & clearing orgs.	-	2,282,293,138	-	2,282,293,138
Payable to customers	127,620,992	-	-	127,620,992
Other	-	-	227,138,583	227,138,583
Liabilities subordinated to the claims of general creditors	-	-	306,711,024	205,000,000

4. Short-term Bank Loans

The Company borrows from five banks in connection with the securities settlement process and to finance margin loans made to customers. At December 31, 2015, the Company had an open line of credit of $541,000,000 of which it borrowed $174,900,000. The loans were collateralized by customer-owned securities valued at approximately $423,642 and Company owned securities valued at $253,352,434. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2015, the weighted-average interest rate on these borrowings was approximately 0.84%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $40,066,054, are not collateralized.

5. Subordinated Notes Payable

The subordinated notes payable (the "Notes") are subordinated to the claims of general creditors. The Notes may only be repaid upon the Company's continued compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the Securities & Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Lender	Note Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	**65,000,000**			
Penn Mutual (03/26/2009)		15,000,000	3/13/2029	10%
Penn Mutual (04/16/2009)		30,000,000	3/13/2029	10%
Penn Mutual (08/29/2011)		10,000,000	3/13/2029	7%
Penn Mutual	**50,000,000**			
Penn Mutual (01/27/2010)		5,000,000	1/15/2030	10%
Penn Mutual (04/26/2012)		10,000,000	1/15/2030	9%
Penn Mutual (05/29/2012)		10,000,000	1/15/2030	9%
Penn Mutual (11/13/2012)		25,000,000	1/15/2030	7%
PA Insurance & Annuity Co*	**40,000,000**	40,000,000	8/19/2031	9%
Penn Mutual	**80,000,000**	60,000,000	1/25/2033	3%

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2015, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company has accrued $5,987,818 at December 31, 2015, for the fourth quarter distribution payable to the Member, which is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

7. Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Management believes it is more likely than not that the company will realize the benefits of these deductible differences. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2015 relate to the following:

		2015
Deferred tax assets:		
Employee benefit liabilities	$	34,065,038
Accrued rent		8,029,863
Depreciation		7,503,750
Loss contingencies		322,150
Other		14,009
Total deferred tax asset		49,934,810
Deferred tax liabilities:		
Firm investments		(1,122,323)
Unrealized gain on cash flow hedge		(38,103)
Parker/Hunter intangible		(126,700)
Total deferred tax liability		(1,287,126)
Deferred tax asset, net	$	48,647,684

As of December 31, 2015, the Company has a current tax payable of $3,548,388 to the Member. The Company made tax payments during the year of $4,459,203 to the Member. There are no uncertain tax positions as of December 31, 2015.

The Company recognizes penalties and/or interest as a component of tax expense. No penalties were recognized or accrued. The Internal Revenue Service ("IRS") has completed its examination of the Penn Mutual's income tax returns through the year 2010. A limited scope audit for the tax years 2006 through 2010 was completed in 2015. Management is not presently aware of any potential adjustments. The Company is subject to taxation in the U.S. and various state jurisdictions. The Company remains subject to examinations by U.S. Federal and state tax authorities for the tax years 2012 through 2014.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2015, the Company's net capital was $92,808,655 which was $86,566,402 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 29.74%.

9. Goodwill and Intangible Assets

ASC 350, *"Intangibles – Goodwill and Other"* provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. In certain circumstances, the first step may be performed using a qualitative assessment. Goodwill is analyzed at least annually for impairment and more often if triggering events are identified. Management performed annual impairment testing as of September 30, 2015. Management's qualitative analysis did not indicate impairment of the goodwill asset. During the year ended December 31, 2015, no impairment charges were recognized.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2015, the Company has fully amortized the intangible asset associated with the trade name and has recorded $8,038,000 in accumulated amortization associated with customer related intangibles.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years is as follows:

2016	$ 117,750
2017	88,250
2018	84,000
2019	33,750
2020	17,000
2021 and thereafter	21,250
	$ 362,000

10. Commitments and Contingencies

At December 31, 2015, the Company's future minimum rental commitments on the leases for its main office and 110 branch offices under noncancelable operating leases were as follows:

2016	$ 18,556,577
2017	15,905,402
2018	13,280,704
2019	11,844,685
2020	9,832,002
2021 and thereafter	46,704,085
	$ 116,123,455

The Company also has additional leases which will expire during 2016, which have yet to be renewed or negotiated and therefore not included in the chart above. Certain leases contain provisions for escalations.

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *"Contingencies"*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2015, the Company has contributed $10,617,255 as an investment and is committed to an additional $92,999. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional committed capital with no resulting investment value.

10. Commitments and Contingencies (continued)

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments.

The Company has outstanding commitments, which the Company estimates to be approximately $14,779,209, to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2015, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2015.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2015, customer margin securities of $381,271,468 and stock borrowings of approximately $2,314,317,367 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $423,642 of these available securities as collateral for bank loans and $2,268,973,316 for stock loan agreements.

At December 31, 2015, the Company had utilized $112,197,630 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or seven years. The participants' balances change based on a variable rate of return. At December 31, 2015, Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $88,646,973. The Company also holds additional COLI policies to insure key financial advisors, which are also carried at the cash surrender value of the underlying policies of $12,114,481.

13. Related Party Transactions

During the year the Company entered into transactions with the Penn Mutual to provide annuity and insurance contracts to its customers as part of its normal course of business. These transactions were conducted on terms equivalent to those prevailing in an arm's length transaction.

During the year the Company utilized Penn Mutual's internal audit and tax support teams.

14. Subsequent Events

In accordance with ASC 855 *"Subsequent Events"*, we evaluate subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Statement of Financial Condition but arose after the date. The Company evaluated subsequent events through February 23, 2016. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the financial statements.